Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

FINAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED 31 DECEMBER 2024

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2024 together with comparative figures, as follows.

FINANCIAL HIGHLIGHTS

Results	For the year ended 31 December
	2024	2023	Change
	HK$’000	HK$’000
Revenue	187,850	291,929	(36)%
Graphene products	117,951	194,929	(40)%
Landscape architecture	69,899	97,000	(28)%
Catering	–	–	–
Adjusted segment EBITDA*	20,109	33,240	(40)%
Graphene products	17,734	38,319	(54)%
Landscape architecture	2,375	(6,787)	135%
Catering	–	1,708	(100)%
Loss before tax	(119,168)	(114,281)	4%
Loss attributable to owners of the parent	(111,435)	(113,168)	(2)%

	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(11.5)	(14.8)	(22)%

Results	At 31 December
	2024	2023	Change
	HK$’000	HK$’000
Total assets	809,348	847,343	(5)%
Net assets	280,360	369,638	(24)%
Shareholder’s equity	280,359	369,687	(24)%
Cash and bank balances	15,547	27,190	(43)%
Debt (including lease liabilities)	235,980	233,165	1%

*	Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, impairment of other intangible assets and property, plant and equipment, share of results of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised and other corporate expenses.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

Year ended 31 December 2024

	Notes	2024	2023
		HK$’000	HK$’000

REVENUE	4	187,850	291,929
Cost of sales	5	(119,543)	(195,108)

GROSS PROFIT		68,307	96,821
Other income and gains	4	9,497	12,912
Loss on promissory note derecognised		(251)	(4,519)
Selling and marketing expenses		(1,789)	(5,194)
Administrative expenses		(134,456)	(143,267)
Research and development costs		(13,086)	(18,125)
Loss on disposal of subsidiaries		–	(7,457)
Impairment of financial and contract assets, net	5	(27,729)	(22,278)
Impairment loss on property, plant and equipment and other intangible assets		(1,853)	–
Fair value loss on financial assets at fair value through profit or loss		–	(8)
Finance costs	6	(17,011)	(23,748)
Share of results of associates		(797)	582

LOSS BEFORE TAX	5	(119,168)	(114,281)
Income tax credit	7	7,783	2,080

LOSS FOR THE YEAR		(111,385)	(112,201)

Attributable to:
Owners of the parent		(111,435)	(113,168)
Non-controlling interests		50	967

		(111,385)	(112,201)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic
– For loss for the year		HK(11.5) cents	HK(14.8) cents

Diluted
– For loss for the year		HK(11.5) cents	HK(14.8) cents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December 2024

	2024	2023
	HK$’000	HK$’000

LOSS FOR THE YEAR	(111,385)	(112,201)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations	(9,875)	(8,393)
Release of exchange fluctuation reserve upon disposal of foreign subsidiaries	–	(274)

	(9,875)	(8,667)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Equity investments designated at fair value through other comprehensive income:
– Changes in fair value	12	(59)
– Income tax effect	–	–

	12	(59)

OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	(9,863)	(8,726)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(121,248)	(120,927)

Attributable to:
Owners of the parent	(121,298)	(121,878)
Non-controlling interests	50	951

	(121,248)	(120,927)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2024

	Notes	2024	2023
		HK$’000	HK$’000

NON-CURRENT ASSETS
Property, plant and equipment		25,947	28,676
Goodwill		101,939	101,939
Other intangible assets		408,408	460,997
Investments in joint ventures		–	–
Investments in associates		–	801
Equity investment designated at fair value through other comprehensive income		45	34
Prepayments, deposits and other receivables		5,054	5,157
Deferred tax assets		5,558	3,240

Total non-current assets		546,951	600,844

CURRENT ASSETS
Inventories		5,517	13,712
Trade and bills receivables	10	182,061	147,991
Prepayments, deposits and other receivables		41,702	27,677
Financial assets at fair value through profit or loss		23	23
Contract assets		17,115	29,906
Restricted bank deposits		101	–
Cash and cash equivalents		15,446	27,190

		261,965	246,499
Non-current assets held for sale		432	–

Total current assets		262,397	246,499

	Notes	2024	2023
		HK$’000	HK$’000

CURRENT LIABILITIES
Trade payables	11	51,462	23,190
Other payables and accruals		103,182	80,547
Contract liabilities		43,862	38,627
Lease liabilities		4,442	4,682
Interest-bearing borrowings		126,992	135,882
Convertible notes		3,798	4,158
Tax payable		33,275	33,082

Total current liabilities		367,013	320,168

NET CURRENT LIABILITIES		(104,616)	(73,669)

TOTAL ASSETS LESS CURRENT LIABILITIES		442,335	527,175

NON-CURRENT LIABILITIES
Lease liabilities		15,087	14,919
Interest-bearing borrowings		23,952	12,500
Promissory note		61,709	61,024
Deferred tax liabilities		61,227	69,094

Total non-current liabilities		161,975	157,537

NET ASSETS		280,360	369,638

EQUITY
Equity attributable to owners of the parent
Share capital
– ordinary shares		11,738	8,980
– preference shares		3,236	3,236
Other reserves		265,385	357,471

		280,359	369,687
Non-controlling interests		1	(49)

TOTAL EQUITY		280,360	369,638

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium- ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.	BASIS OF PREPARATION

These financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income and financial assets at fair value through profit and loss which have been measured at fair value. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated. All intra-group transactions and balances have been eliminated on consolidation.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$111,435,000 for the year ended 31 December 2024 and had net current liabilities of HK$104,616,000 as at 31 December 2024.

In view of the above circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

The directors of the Company have reviewed the Group’s cash flow projection prepared by management, which includes revenue and expenditure growth of the business, working capital needs and, the continuing renewal of the banking facilities. They are of the opinion that, after taking into account the measures to be implemented and has been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the consolidated financial statements of the Group for the year ended 31 December 2024 on a going concern basis.

In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	Subsequent to the reporting period end and up to the date of approval of the consolidated financial standards, the Group has collected approximately HK$117 million of trade receivables from its customers.

(ii)	The Company has proposed to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares at the issue price of HK$0.170 per Rights Shares (“Rights Issue”) after the share consolidation of the Company’s shares. Details of which are referred to the Company’s announcement dated 3 December 2024 and circular dated 27 January 2025. At the date of approval of the consolidated financial statements, the Rights Issue is not yet completed.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these consolidated financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

In the current year, the Group has applied the following amendments to IFRS Accounting Standards issued by the International Accounting Standards Board for the first time, which are mandatorily effective for the Group’s annual period beginning on 1 January 2024 for the preparation of these consolidated financial statements:

Amendments to IAS 1	Classification of Liabilities as Current or Non-current Liabilities (“2020 amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants
(“2022 amendments”)
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

The nature and the impact of the new and revised IFRSs that are applicable to the Group are described below:

(a)	The IAS 1 amendments impact the classification of a liabilities as current or non-current, and have been applied retrospectively as a package.

The 2020 amendments primarily clarify the classification of a liabilities that can be settled in its own equity instruments. If the terms of a liability could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments and that conversion option is accounted for as an equity instrument, these terms do not affect the classification of the liabilities as current or non-current. Otherwise, the transfer of equity instruments would constitute settlement of liability and impact classification.

The 2022 amendments specify that conditions with which an entity must comply after the reporting date do not affect the classification of a liability as current or non-current. However, the entity is required to disclose information about non-current liabilities subject to such conditions.

Upon the adoption of the amendments, the group has reassessed the classification of its liabilities as current or non-current and did not identify any reclassification to be made.

(b)	The IFRS 16 amendments clarify how an entity accounts for a sale and leaseback after the date of the transaction. The amendments require the seller-lessee to apply the general requirements for subsequent accounting of the lease liability in such a way that it does not recognise any gain or loss relating to the right of uses it retains. A seller-lessee is required to apply the amendments retrospectively to sale and leaseback transactions entered into after the date of initial application. The amendments do not have a material impact on these consolidated financial statements as the group has not entered into any sale and leaseback transactions.

(c)	The IAS 7 and IFRS 7 amendments introduce new disclosure requirements to enhance transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments do not have a material impact on these consolidated financial statements.

4.	REVENUE, OTHER INCOME AND GAINS

(a)	Revenue for contract with customers

An analysis of revenue is as follows:

	2024	2023
	HK$’000	HK$’000

Sale of graphene products	117,951	194,929
Landscape architecture design	69,899	97,000

	187,850	291,929

(i)	Disaggregated revenue information

For the year ended 31 December 2024

	Graphene products	Landscape architecture design	Total
	HK$’000	HK$’000	HK$’000

Sale of graphene products	117,951	–	117,951
Landscape architecture services	–	69,899	69,899

Total revenue	117,951	69,899	187,850

Geographical markets
Mainland China	117,951	42,521	160,472
Hong Kong	–	24,842	24,842
Others	–	2,536	2,536

Total revenue	117,951	69,899	187,850

Timing of revenue recognition
Goods transferred at a point in time	117,951	–	117,951
Services transferred over time	–	69,899	69,899

Total revenue	117,951	69,899	187,850

For the year ended 31 December 2023

	Graphene products	Landscape architecture design	Total
	HK$’000	HK$’000	HK$’000
Sale of graphene products	194,929	–	194,929
Landscape architecture services	–	97,000	97,000

Total revenue	194,929	97,000	291,929

Geographical markets
Mainland China	194,929	70,632	265,561
Hong Kong	–	25,318	25,318
Others	–	1,050	1,050

Total revenue	194,929	97,000	291,929

Timing of revenue recognition
Goods transferred at a point in time	194,929	–	194,929
Services transferred over time	–	97,000	97,000

Total revenue	194,929	97,000	291,929

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognised from performance obligations satisfied in previous periods:

	2024	2023
	HK$’000	HK$’000

Revenue recognised that was included in contract liabilities at the beginning of the reporting period:
Landscape architecture services	13,627	16,481

(ii)	Performance obligations

Information about the Group’s performance obligations is summarised below:

Sale of graphene products

The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design

The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:

	2024	2023
	HK$’000	HK$’000

Within one year	44,282	70,741
More than one year	178,253	252,188

	222,535	322,929

The remaining performance obligations expected to be recognised in more than one year are to be satisfied within five years. All the other remaining performance obligations are expected to be recognised within one year. The amounts disclosed above do not include variable consideration which is constrained.

(b)	Analysis of other income and gains is as follows:

	2024	2023
	HK$’000	HK$’000

Other income
Service income	5,081	3,156
Dividend income from equity investments at fair value through other comprehensive income	65	91
Interest income	1,016	1,299
Waiver of interest on convertible notes	32	–
Waiver of interest on other borrowing	868	–
Compensation from a catering supplier	–	1,043
Government grants	943	5,747
Foreign exchange differences, net	1	29

	8,006	11,365

Other gains
Gain on disposal of property, plant and equipment, net	179	173
Gain on lease termination	–	2
Gain on settlement of other payables upon issue of ordinary shares	560	156
Others	752	1,216

	1,491	1,547

	9,497	12,912

Government grants were received from government departments and for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

5.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	2024	2023
	HK$’000	HK$’000

Cost of inventories sold	84,020	129,132
Cost of services provided	35,523	65,976
Cost of sales	119,543	195,108

Depreciation of property, plant and equipment	1,017	2,733
Depreciation of right-of-use assets	4,783	5,518
Amortisation of other intangible assets	43,626	44,507
	49,426	52,758
Research and development costs	13,086	18,125
Share of results of associates	797	(582)
Lease payments for lease less than 12 months	1,988	7,038
Audit fees and other disbursements paid to:
– HK auditors	1,848	1,848
– US auditors	2,084	2,605
– Other auditors	905	583
	4,837	5,036
Employee benefit expense (including directors’ and chief executive’s remuneration):
Wages and salaries	64,050	72,854
Equity-settled share-based payment expense	8,562	9,607
Pension scheme contributions (defined contribution scheme)	7,390	12,901
Welfare and other benefits	244	507
	80,246	95,869

Professional expenses
– Equity-settled share-based payment expense	5,448	6,826

Administrative expenses	134,456	143,267
Gain on disposal of property, plant and equipment, net	(179)	(173)
Impairment of financial and contract assets:
Impairment of trade and bills receivables, net	24,284	14,098
(Reversal of impairment)/impairment of contract assets, net	(1,346)	8,499
Impairment/(reversal of impairment) of financial assets included in prepayments, other receivables and other assets, net	4,791	(319)
	27,729	22,278

Notes:

(a)	Cost of sales includes HK$20,819,000 (2023: HK$40,748,000) and HK$84,020,000 (2023: HK$129,132,000) related to staff costs and raw material expenses, respectively.

(b)	Administrative expenses of approximately HK$134,456,000 (2023: HK$143,267,000) comprise employee benefit expenses of approximately HK$58, 755, 000 ( 2023: HK$53, 368, 000), depreciation of property, plant and equipment (including right-of-use assets) of approximately HK$3,751,000 (2023: HK$6,176,000), amortisation of other intangible assets of approximately HK$43,626,000 (2023: HK$44,507,000), auditors’ remuneration of approximately HK$4,837,000 (2023: HK$5,036,000), professional expenses related to equity-settled share-based payments of HK$5,448,000 (2023: HK$6,826,000) and rental expense for short-term leases of approximately HK$1,988,000 (2023: HK$7,038,000), of which their respective total amounts are disclosed above, and other miscellaneous expenses of approximately HK$16,051,000 (2023: HK$20,316,000) for the year ended 31 December 2024.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	2024	2023
	HK$’000	HK$’000

Interest on interest-bearing borrowings	9,346	9,842
Interest on convertible notes	1,447	4,987
Interest on promissory note	5,154	7,628
Interest on lease liabilities	1,064	1,291

	17,011	23,748

7.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2023: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計（上海）有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ending 31 December 2025.

前海泛亞景觀設計（深圳）有限公司 has been provided at the rate of 15% (2023: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ending 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2023: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the USA and is subject to corporate income tax at 21%.

	2024	2023
	HK$’000	HK$’000

Current – Mainland China	1,122	4,185
Current – Hong Kong	–	–
	1,122	4,185

Deferred tax
– origination and reversal of temporary differences	(8,905)	(6,265)

Total tax credit for the year	(7,783)	(2,080)

8.	DIVIDEND

The Board does not recommend the payment of any final dividend in respect for the years ended 31 December 2024 and 2023.

9.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 970,655,016 (2023: 763,145,541) in issue during the year.

No adjustment has been made to the basic loss per share amount presented for the years ended 31 December 2024 and 2023 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilutive effect on the basic loss per share amount presented.

The calculation of basic loss per share was based on:

	2024	2023
	HK$’000	HK$’000

Loss
Loss attributable to ordinary equity holders of the parent	(111,435)	(113,168)

Shares
Weighted average number of ordinary share in issue during the year used in the basic loss per share calculation	970,655,016	763,145,541

10.	TRADE AND BILLS RECEIVABLES

	2024	2023
	HK$’000	HK$’000

Trade and bills receivables	276,606	220,655
Allowance for impairment	(94,545)	(72,664)

	182,061	147,991

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

An ageing analysis of the trade and bills receivables at the end of each reporting period, based on the invoice date and net of loss allowance for lifetime expected credit losses, is as follows:

	2024	2023
	HK$’000	HK$’000

Within 6 months	71,681	75,972
Over 6 months but within 1 year	41,076	49,715
Over 1 year but within 2 years	69,304	20,962
Over 2 years but within 3 years	–	1,342

	182,061	147,991

11.	TRADE PAYABLES

An ageing analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	2024	2023
	HK$’000	HK$’000

Within 1 year	49,364	20,278
Over 1 year but within 2 years	55	22
Over 2 years but within 3 years	19	42
Over 3 years	2,024	2,848

	51,462	23,190

The trade payables are non-interest-bearing and are normally settled within three months.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Graphene Products Business

In 2024, the revenue contributed by the Graphene Products Segment for the year ended 31 December 2024 recorded a year-to-year decline of 40% to approximately HK$118 million, representing 63% of the total revenue of the Group. The decline in revenue is due to drop of price caused by keen competition. The adjusted EBITDA of Graphene Products Segment is down 54% to approximately HK$17.7 million compared to that of 2023. For the year ended 31 December 2024, the total output of spherical graphite was approximately 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2024.

Geopolitical tensions and government policies concerning critical minerals have significantly impacted the Group’s global expansion strategy. Consequently, the Group will continue to adopt a cautious approach to increasing the production capacity of our graphene products. Recently, three new patents belonging to the Group have been published, and one new patent application has been submitted. These patents pertain to innovative processing technologies and the manufacturing of silicon-carbon anode materials. The Group is firmly convinced that investing in technology and research is essential for maintaining its position within the battery supply chain.

Landscape Architecture Design Business

For the year ended 31 December 2024, the Landscape Architecture segment contributed revenue of approximately HK$69.9 million, representing approximately 37% of the Group’s total revenue. The segment revenue decreased by HK$27.1 million from approximately HK$97 million, representing a 28% drop. The gross profit margin of the Landscape Architecture business increased by approximately 15 percentage points to about 58% for the year ended 31 December 2024, as compared with that of 43% for the year ended 31 December 2023.

The reduction in revenue was mainly due to slowdown in real estate development market in China. Despite challenging market conditions in 2024, impact on our Landscape Architecture segment was relatively less rigorous compared to the industry as a whole. We have continued to exercise tight cost control on our landscape architecture design business while maintaining the quality of our production.

The Group has strived to ensure the provision of quality landscape architecture services and sustain our market leadership in the industry.

The number of new contracts and contract sum entered by the Group during 2022 to 2024 are set out as follows:

Year ended 31 December	No. of new contracts	Contract sum
		(HK$’million)
2024	89	67.8
2023	89	67.6
2022	121	113.9

FINANCIAL REVIEW

Revenue

The Graphene segment contributed revenue of approximately HK$118 million to the Group, representing a decrease of approximately 40%, compared with HK$194.9 million for the year ended 31 December 2023. The Group’s total revenue decreased to approximately HK$187.9 million, compared with HK$291.9 million for the year ended 31 December 2023, representing year-on-year decrease of approximately 36%.

Cost of sales

Cost of sales decreased to approximately HK$119.6 million for the year ended 31 December 2024, representing a decrease of approximately 39%, as compared with that of approximately HK$195.1 million for the year ended 31 December 2023. Cost of sales mainly represented staff cost in respect of the landscape architecture business and cost of inventories in respect of the Graphene business. The decrease was generally in line with the decrease in revenue.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$68.3 million for the year ended 31 December 2024, representing a decrease of approximately 30%, as compared with that of approximately HK$96.8 million for the year ended 31 December 2023.

Gross profit margin increased by approximately 3.2 percentage points to approximately 36.4% for the year ended 31 December 2024, as compared with that of approximately 33.2% for the year ended 31 December 2023. The overall increase in gross profit margin was due to the increase of gross profit margin in landscape architecture segment during the reporting year.

Selling, marketing and administrative expenses

Selling, marketing and administrative expenses decreased to approximately HK$136.2 million for the year ended 31 December 2024, representing a decrease of approximately 8%, as compared with that of approximately HK$148.5 million for the same period in 2023. The decrease was mainly due to (i) the decrease in selling and marketing expenses which is in line with the decrease in revenue; (ii) the decrease in rental expense as an one-off expense relating to short-term leases was paid in 2023 while there is no such expense in 2024; (iii) the decrease in share-based payment expenses including share awards to directors, employees and consultants; and (iv) the decrease in depreciation of property, plant and equipment as certain fixed asset were impaired in 2024.

Impairment loss on financial and contract assets

It mainly represented impairment loss of trade and bills receivables, contract assets, and other receivables. Such impairment loss increased to approximately HK$27.7 million for the year ended 31 December 2024, representing an increase of approximately 24%, as compared with that of approximately HK$22.3 million for the same period in 2023. The impairment mainly reflected the Group’s credit loss under the less favourable market and economic environment which negatively affected the Group’s collectability on financial and contract assets.

Net loss

As a result of the foregoing, the loss attributable to owners of the parent was approximately HK$111.4 million for the year ended 31 December 2024, as compared with loss attributable to owners of the parent of approximately HK$113.2 million for the year ended 31 December 2023.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to shareholders through improving the debt and equity balance.

	As at 31 December	As at 31 December
	2024	2023
	HK$’000	HK$’000

Current assets	262,397	246,499
Current liabilities	367,013	320,168
Current ratio	0.71x	0.77x

The current ratio of the Group at 31 December 2024 was approximately 0.71 times as compared to that of approximately 0.77 times at 31 December 2023.

At 31 December 2024, the Group had a total cash and bank balances of approximately HK$15.6 million (31 December 2023: HK$27.2 million). The cash and bank balances were mainly held in HK$ and RMB.

At 31 December 2024, the Group’s gearing ratio was approximately 84.17% (represented by total interest-bearing other borrowings, lease liabilities, convertible notes and promissory note at the end of the period divided by total equity at the end of the respective period multiplied by 100%) (31 December 2023: 63.08%).

At 31 December 2024, the capital structure of the Company mainly comprised issued ordinary shares, preference shares and debt securities. As of 31 December 2024, the Company had outstanding issued bonds of approximately HK$113.8 million, issued promissory notes of approximately HK$61.7 million, convertible notes of HK$3.8 million and 1,173,806,762 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 31 December 2024.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitments

At 31 December 2024 and 2023, the Group had the following capital commitments at the end of the reporting period:

	2024	2023
	HK$’000	HK$’000

Contracted, but not provided for:
Acquisition of property, plant and equipment	5,637	5,760

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of the project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company’s total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or supply of the equipment for this project was entered into.

On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” (“Phase 1 Project”) in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the Phase 1 Project by the Group’s internal resources and/or bank borrowings and/or future fundraising exercise. The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. The Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HK$ and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 31 December 2024, the Group had around 232 employees. Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the year ended 31 December 2024, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

EVENTS AFTER THE REPORTING PERIOD

1.	On 24 March 2025, all the resolutions below were duly passed by the Shareholders by way of poll at the EGM in relation to:

(i)	Share Consolidation

Every five (5) issued and unissued shares of HK$0.01 each will be consolidated into one (1) consolidated share of HK$0.05 each.

(ii)	Increase in authorised share capital

The Company will increase the authorised share capital from HK$30,000,000 divided into 2,000,000,000 shares and 1,000,000,000 preference shares to HK$100,000,000 divided into 1,800,000,000 consolidated shares and 1,000,000,000 preference shares.

(iii)	Rights Issue

Three (3) rights shares for every one (1) consolidated share at the subscription price of HK$0.170 per rights share, to raise approximately HK$119.7 million by issuing 704,284,056 rights shares to the qualifying shareholders.

For further details, please refer to the Company’s announcement dated 24 March 2025 and circular dated 27 January 2025.

2.	On 27 March 2025, the Company as the lender entered into a renewal agreement with Earthasia Worldwide Holdings Limited, the borrower, pursuant to which the lender agreed to renew the existing loan facility to the amount of HK$21 million at the same interest rate of 12% per annum for a period from 1 April 2025 to 31 December 2027.

PROSPECTS

The global shift towards electrification as a pathway to sustainability will drive an increasing demand for rechargeable batteries over the coming years. This heightened demand is anticipated due to the expanding applications of these batteries in various sectors such as electric vehicles, renewable energy storage, consumer electronics, and numerous industrial uses.

Despite the continuous advancements in battery technologies and the emergence of new systems, lithium-ion batteries are expected to remain the cornerstone of energy storage solutions. Their reliability, efficiency, and cost-effectiveness make them the preferred choice for both established and novel applications. Graphite, as the primary material used for the anodes in lithium-ion batteries, will continue to be in high demand to support this growth.

The Group has laid out a comprehensive five-year plan focusing on expanding production capacity, intensifying research and development efforts, and exploring innovative battery systems. This strategic investment aims to ensure that our production of graphite anode materials can meet the evolving requirements of different battery chemistries. Furthermore, our commitment to responsible and environmentally friendly production processes aligns with the rising environmental and social expectations from various stakeholders. This holistic approach positions us to effectively cater to the increasing demand for lithium-ion batteries while adhering to stringent ESG standards and sustainability practices.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules during the reporting period ended 31 December 2024. The Company will continue to review and monitor its corporate governance practices to ensure compliance with the CG Code.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standards as set out in the Model Code during the year ended 31 December 2024.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year ended 31 December 2024, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

FINAL DIVIDEND

The Board does not recommend the payment of any final divided in respect for the year ended 31 December 2024.

REVIEW OF ANNUAL RESULTS

The Group’s annual results for the year ended 31 December 2024 have been reviewed by the audit committee of the Company, which was of the opinion that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and adequate disclosures have been made.

SCOPE OF WORK OF CROWE (HK) CPA LIMITED

The figures in respect of the Group’s consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and the related notes thereto for the year ended 31 December 2024 as set out in the preliminary announcement have been agreed by the Company’s auditors, Crowe (HK) CPA Limited, Certified Public Accountants (“Crowe”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by the Company’s auditors in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Company’s auditors on the preliminary announcement.

EXTRACT OF THE AUDITOR’S REPORT

The following is an extract of the independent auditor’s report on the Group’s consolidated financial statements for the year ended 31 December 2024.

OPINION

We have audited the consolidated financial statements of Graphex Group Limited (“the Company”) and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as at 31 December 2024, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

MATERIAL UNCERTAINTY RELATED TO GOING CONCERN

During the year ended 31 December 2024, the Group incurred a loss attributable to the owners of the parent of HK$111,435,000 and, as at 31 December 2024, the Group’s current liabilities exceeds its current assets by HK$104,616,000. These conditions, along with other maters as set forth in note 2.1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in this respect.

PUBLICATION OF ANNUAL REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The annual report will be available on the above websites in due course.

ACKNOWLEDGEMENT

The chairman of the Board would like to thank the Board, the management and all of our staff for their hard work and dedication, as well as our shareholders of the Company for their support to the Group.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 28 March 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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